

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 12, 2013

<u>Via E-mail</u>
Steven R. Morgan
Chief Executive Officer
Hancock Fabrics, Inc.
One Fashion Way
Baldwyn, MS 38824

> **Re: Hancock Fabrics, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-3**
> **File No. 333-185870**
> **Post-Effective Amendment No. 3 to Amendment No. 2 to Registration**
> **Statement on Form S-1 on Registration Statement on Form S-3**
> **File No. 333-150979**
> **Filed March 1, 2013**

Dear Mr. Morgan:

We have limited our review of your registration statements to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statements and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendments to your registration statements and the information you provide in response to these comments, we may have additional comments.

<u>Incorporation of Certain Documents by Reference, page 3</u>

1.   We note your response to comment 1 in our letter dated February 25, 2013, and the last sentence of the second paragraph on page 3 ("Any applicable filings made by us with the SEC under Section 13(a), 14(c), 14 or 15(d) of the Exchange Act prior to the termination of this offering shall be deemed incorporated by reference into this prospectus…"). As previously requested, please revise your disclosure to state that any applicable filings made by you with the SEC under Section 13(a), 14(c), 14 or 15(d) of the Exchange Act <u>after the date of the prospectus and</u> prior to the termination of this offering shall be deemed incorporated by reference into this prospectus. Refer to Item 12(b) of Form S-3 and Question 123.05 of the Securities Act Forms Compliance and Disclosure Interpretations. Please note that this comment also applies to the second paragraph on

page 3 ("Any applicable filings made by us with the SEC under Section 13(a), 14(c), 14 or 15(d) of the Exchange Act prior to the termination of this offering shall be deemed incorporated by reference into this prospectus…") of your Post-Effective Amendment No. 3 to Amendment No. 2 to Form S-1 on Form S-3. In addition, please note that to the extent you wish to incorporate by reference in your Post-Effective Amendment any applicable filings made during the period prior to the effectiveness of the Post-Effective Amendment, you should further revise your disclosure in the Post-Effective Amendment to also state that any applicable filings made after the date of the initial registration statement and prior to effectiveness will be deemed to be incorporated by reference. Refer to Question 123.05 of the Securities Act Forms Compliance and Disclosure Interpretations.

<u>Exhibit 5.1</u>

2.   We note your response to comment 2 in our letter dated February 25, 2013. With respect to the legality of the common stock purchase rights, please note that counsel must opine whether the rights are binding obligations of the company under the law of the jurisdiction governing the rights agreement. Please have counsel revise the opinion accordingly. Refer to Section II.B.1.g of Staff Legal Bulletin No. 19, which is available on our website. This comment also applies to your Post-Effective Amendment No. 3 to Amendment No. 2 to Form S-1 on Form S-3.

Please contact Daniel Leslie, Staff Attorney, at (202) 551-3876, Lilyanna Peyser, Special Counsel, at (202) 551-3222 or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Lilyanna L. Peyser for

Mara L. Ransom
Assistant Director

cc: Eric C. Sibbitt
O'Melveny & Myers LLP